Exhibit 99.1

Ballard Reports Q4 and Full Year 2018 Results

  Q4 revenue of $28.5M and ($5.2)M Adjusted EBITDA
  Full year revenue of $96.6M and ($13.5)M Adjusted EBITDA
  $192.2M cash reserves at year-end

VANCOUVER, March 6, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced consolidated financial results for the fourth quarter and full year ended December 31, 2018. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

Randy MacEwen, President and CEO said, "2018 was an important year for Ballard and the hydrogen and fuel cell industry. There is mounting evidence that the shift to zero-emission transportation is accelerating and that fuel cell electric vehicles, or FCEVs, will play an integral role. The macro drivers of climate change, air quality and electrification are global and converging. Governments across the planet are considering decarbonisation of energy, transportation and industry. As a result, certain market segments are now bracing for a shift away from diesel vehicles into alternative powertrain systems and we view these markets as ripe for disruption."

Mr. MacEwen continued, "In 2018, we made significant progress as we continued to position Ballard to be a key player in this market disruption. We achieved key cost and performance milestones in the development of our next-generation fuel cell stack and module. We entered into a landmark strategic collaboration with Weichai Power, setting the stage for a strong growth platform in the large China market. We deepened our important technology relationship with Audi, signing a multi-year extension to our Technology Solutions program into 2022. We continued to refine our business portfolio, divesting non-core and underperforming assets. In 2018, we generated revenue of $96.6 million, ahead of our revised outlook of $90-to-$95 million, along with gross margin of 31%, Adjusted EBITDA of ($13.5) million and ended the year with cash reserves of $192.2 million."

Mr. MacEwen added, "We believe there are large and attractive addressable markets and use cases for Heavy and Medium Duty Motive applications, such as certain bus, truck, rail and marine applications, where FCEVs offer a strong value proposition. FCEVs uniquely satisfy the requirements for zero-emission, long daily range, fast refueling, heavy payload and route flexibility. We are seeing early adoption in applications where the value proposition is strongest and where the barriers to hydrogen refueling infrastructure are lowest, such as centralized depot refueling."

Mr. MacEwen concluded, "As we look ahead to 2019, we are planning for a relatively flat top line along with increased investments to drive long-term adoption, scaled commercialization and market share. Over that longer-term we anticipate significant growth in China, Europe and California, setting the stage for attractive return on investment for Ballard and our shareholders."

Q4 2018 Financial Highlights
(all comparisons are to Q4 2017 unless otherwise noted)

  Total revenue was $28.5 million, a 29% decline.
    Power Products revenue was $15.6 million, down 48% year-over-year and reflecting a decline in Heavy Duty Motive shipments to China compared to Q4 2017 as well as a decline in Portable Power/UAV product shipments given the divestiture of the Power Manager business, partially offset by increases in Material Handling and Backup Power.
    Technology Solutions revenue was $12.9 million, a 27% increase due primarily to higher amounts earned from the HyMotion program with Audi.
  Gross margin was 25%, down 6-points to $7.2 million, due to low sales of MEAs (Membrane Electrode Assemblies) in China and a limited volume of high margin Portable Power/UAV sales given the divestiture of the Power Manager business.
  Cash operating costs2 were $11.2 million, essentially flat year-over-year.
  Adjusted EBITDA2 declined 349% to ($5.2) million, due to the decrease in revenue and gross margin.
  Net loss3 was ($11.5) million or ($0.06) per share, down 297% and 242%, respectively, driven primarily by the increase in Adjusted EBITDA loss.
  Adjusted net loss2 was ($7.5) million or ($0.04) per share, down 731% and 613%, respectively.
  Cash provided by operating activities was $0.2 million, an improvement of 126%, reflecting cash operating loss of ($4.4) million, offset by net working capital inflows of $4.6 million, driven primarily by higher deferred revenue of $8.5 million related primarily to the $9.0 million program pre-payment received from the joint venture with Weichai Power Co. Ltd. ("Weichai Power") and lower inventory of $3.7 million.

Ballard 2018 quarter over quarter results (CNW Group/Ballard Power Systems Inc.)

Full Year 2018 Financial Highlights
(all comparisons are to full year 2017 unless otherwise noted)

  Total revenue was $96.6 million, a 20% decline.
    Power Products revenue was $57.0 million, down 27% reflecting a decline in Heavy Duty Motive product shipments to customers, principally in China.
    Technology Solutions revenue was $39.6 million, down 9% due to a reduction in technology transfer revenue from China compared to 2017, partially offset by increased revenue from the HyMotion program with Audi and other programs.
  Gross margin was 31%, down 3-points to $29.7 million primarily due to a shift in revenue mix away from higher margin Heavy Duty Motive and Technology Solutions.
  Cash operating costs2 were $43.0 million, an increase of 10% due primarily to higher program development engineering expenses.
  Adjusted EBITDA2 declined to ($13.5) million, due to lower revenue and gross margin.
  Net loss3 increased to ($27.3) million or ($0.15) per share, down 239% and 222%, respectively. The increase in net loss was driven by the increase in Adjusted EBITDA loss.
  Adjusted net loss2 was ($23.4) million or ($0.13) per share, down 351% and 326%, respectively.
  Cash used in operating activities was ($31.7) million, a change of (224%) reflecting cash operating loss of ($14.4) million and net working capital outflows of ($17.3) million. This was due to a higher inventory balance of ($12.9) million, largely for expected Heavy Duty Motive shipments in 2019, and a higher accounts receivable balance of ($11.7) million, resulting from timing of revenues and related customer collections, partially offset by higher deferred revenue of $8.6 million.
  Cash reserves were $192.2 million at December 31, $131.9 million higher than at the end of 2017, following close of strategic equity investments by Weichai Power and Broad Ocean.

Ballard 2018 year over year results (CNW Group/Ballard Power Systems Inc.)

2019 Outlook

During 2019 Ballard intends to focus on the early stage execution of the collaboration agreement with Weichai Power, further penetration of the European and California markets in certain Heavy and Medium Duty Motive applications, and continued investment in talent, technology, products and customer experience. The foundation for the 2019 outlook includes a 12-Month Order Book of $69.0 million at the beginning of the year, along with a robust sales pipeline. Industry activity levels continue to increase in China, Europe and North America, including development programs, demonstration programs and commercial deployments.

Given the early stage of hydrogen fuel cell market development and adoption, and consistent with the Company's past approach, Ballard is not providing specific financial performance guidance for 2019. However, directionally the Company anticipates total revenue on a year-over-year basis in 2019 to be relatively flat to 2018, as work progresses on establishment of the new joint venture operation in China with Weichai Power and on addressing commercial opportunities stemming from growing momentum in other key target markets.

In China, Ballard has been pursuing the development of a local fuel cell supply chain and related ecosystem to address the growing zero-emission bus and commercial vehicle markets. The collaboration with Weichai Power that closed in Q4 2018 represents a critical step in positioning the company with strong players in China's Heavy Duty Motive industry and in preparing for the effective delivery of zero-emission fuel cell solutions based on Ballard's next-generation LCS fuel cell stack and LCS-based power modules. The collaboration with Weichai Power has generated increased cash reserves and, moving forward, is expected to increase corporate revenue through the transfer of LCS technology and module designs and the sale of MEAs to the joint venture in which Ballard has a 49% minority position. During 2019 the Company plans to make additional contributions totaling approximately $21 million towards its pro rata ownership share of the joint venture, of which $14.5 million was contributed in February 2019. Ballard anticipates making additional contributions beyond 2019 to continue funding its pro rata share of the joint venture. In addition, the Company expects to record equity losses of approximately $15-20 million in connection with the Weichai joint venture in 2019. Since the technology transfer and the establishment of operations in the joint venture will take some time, the proportion of total revenue generated from the China market in 2019 is expected to be lower than in 2018.

In Europe, during 2019 the Company will continue execution of the HyMotion program with Audi, will deliver a significant number of modules to support fuel cell electric buses (FCEBs) for deployment in Germany under the JIVE funding program, and also expects increased market activity for FCEBs, which can be expected to result in additional module purchase orders. The proportion of total revenue generated from the European market is expected to increase in 2019, relative to 2018, largely offsetting the proportionate decline in revenue from China.

Within North America in 2019, Ballard expects increased FCEV market activity in California for FCEBs and fuel cell-powered trucks, which can be expected to result in additional module purchase orders. In addition, a consistent volume of fuel cell stack sales for forklift applications is also expected.

Technology Solutions revenue is expected to increase in 2019, underpinned by ongoing work on the HyMotion program with Audi, technology transfer activity in relation to the joint venture with Weichai Power, as well as engineering services activity with existing and new customers in the automotive, rail, material handling and UAV sectors. This revenue increase is expected to largely offset a decline in Heavy Duty Motive revenue.

In summary, given the relatively early stage of development in some markets and the uncertainty of timing in contract awards and program deliveries in 2019, Ballard expects revenue to be relatively flat compared to 2018, coincident with a strengthening of the underlying business mix for long-term growth prospects.

Ballard 2030 FCEV Vision

Ballard's FCEV vision for the 2030 timeframe anticipates:

  Further legislative restrictions on internal combustion engines in city centers.
  Improved reliability and significant cost reductions in fuel cell engines and vehicles.
  Significant global volumes of FCEVs in operation, in alignment with the following Hydrogen Council expectations –
    500,000 commercial trucks
    50,000 buses
    Thousands of trains
    1 in 12 new passenger cars, for a total of about 10-to-15 million units
  Scaled deployment of next generation, purpose-built fuel cell-powered material handling equipment.
  Early commercialization of certain off-highway, marine, aerospace and UAV applications.

Q4 & Full Year 2018 Financial Summary

(Millions of U.S. dollars)	Three months ended December 31,			Twelve months ended December 31,
	2018	2017	% Change	2018	2017	% Change
REVENUE
Fuel Cell Products & Services:[1]
Heavy Duty Motive	$10.6	$26.6	-60%	$39.5	$63.7	-38%
Portable Power/UAV	$0.4	$1.5	-75%	$7.1	$4.5	59%
Material Handling	$3.2	$1.3	145%	$8.0	$7.5	6%
Backup Power	$1.4	$0.7	92%	$2.4	$1.9	26%
Sub-Total	$15.6	$30.1	-48%	$57.0	$77.6	-27%
Technology Solutions	$12.9	$10.2	27%	$39.6	$43.7	-9%
Total Fuel Cell Products & Services Revenue	$28.5	$40.3	-29%	$96.6	$121.3	-20%
PROFITABILITY Gross Margin $	$7.2	$12.6	-43%	$29.7	$41.6	-29%
Gross Margin %	25%	31%	6-points	31%	34%	-3-points
Operating Expenses	$13.4	$13.2	2%	$50.5	$46.5	9%
Cash Operating Costs[2]	$11.2	$11.2	0%	$43.0	$39.1	10%
Adjusted EBITDA[2]	($5.2)	$2.1	-349%	($13.5)	$3.3	-505%
Net Income (Loss)	($11.5)	($2.9)	-297%	($27.3)	($8.0)	-239%
Earnings Per Share	($0.06)	($0.02)	-242%	($0.15)	($0.05)	-222%
Adjusted Net Loss[2]	($7.5)	($0.9)	-731%	($23.4)	($5.2)	-351%
Adjusted Net Loss Per Share[2]	($0.04)	($0.01)	-613%	($0.13)	($0.03)	-326%
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Income (Loss)	($4.4)	$1.7	-356%	($14.4)	$2.5	-676%
Working Capital Changes	$4.6	($2.4)	288%	($17.3)	($12.3)	-41%
Cash provided by (used in) Operating Activities	$0.2	($0.7)	126%	($31.7)	($9.8)	-224%
Cash Reserves	$192.2	$60.3	219%

For a more detailed discussion of Ballard Power Systems Q4 and full year 2018 results, please see the Company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, March 7, 2019 at 8:00 a.m. PDT (11:00 a.m. EDT) to review its Q4 and full year 2018 operating results and Outlook for 2019. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and PowerPoint slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast will be archived in the 'Investor Presentations and Events' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses product sales and market adoption of fuel cell electric vehicles. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes:

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power / UAV, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications. As a result of our sale of the Power Manager assets in the fourth quarter of 2018, we have renamed the former Portable Power market as the Portable Power/UAV market. As the sale of the Power Manager assets is not presented as a discontinued operation, the Portable Power/UAV market includes revenues associated with our power manager business prior to its sale, and product and service revenues generated from the retained assets related primarily to fuel cell propulsion systems for unmanned systems.

[2] Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss), are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs, unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, unrealized gains or losses on foreign exchange contracts, and acquisition costs. Adjusted Net Income (Loss) measures net income (loss) attributable to Ballard from continuing operations, excluding transactional gains and losses, asset impairment charges, and acquisition costs.

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SOURCE Ballard Power Systems Inc.

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For further information: Guy McAree, +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 20:00e 06-MAR-19